January 15, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (212) 219-3604

Mr. Guangyu Wu, Chief Executive Officer
China Recycling Energy Corporation
429 Guangdong Road
Shanghai, People's Republic of China   200001

RE: China Recycling Energy Corporation
File No. 000-12536
Form 10-KSB for the year ended December 31, 2006
Forms 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and
September 30, 2007

Dear Mr. Wu:

We have reviewed your response letter dated December 14, 2007 and have the following comments.

Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Financial Statements

Note 4 – Impairment Write Down Recognized As A Result Of Strategic Review of Certain Operations, page 9

1.   We have read and considered your response to comment three. Please revise your statement of operations to reflect the impairment loss on property and equipment and deposit for business acquisition as a charge to earnings in accordance with paragraph 25 of SFAS 144. Also, please note that paragraph 15 of SFAS 5, which was cited in support for your accounting treatment, prohibits charging costs or losses to an appropriation of retained earnings.

Forms 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007

Financial Statements

Condensed Consolidated Balance Sheet

2.   We have read and considered your response to comment six relating to the amount reported as "Due from a third party." We noted this amount is trade related, due from a single debtor, unsecured and it relates to the mobile phone distribution business that you discontinued in May 2007. Also, it appears it remained uncollected as of September 30, 2007. Please explain to us how you determined that the collection of this receivable was reasonably assured and accordingly, no allowance was necessary as of September 30, 2007.

3.   Also, explain to us how you evaluated the risks due to this substantial asset concentration, and how you considered providing audited financial statements of the debtor for an investor's financial assessment of the Company.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3498 if you have any questions,

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant